 EXHIBIT 99.1

At TD, trust is our most valuable asset and the foundation upon which we build lasting relationships with our clients, the communities we serve, our colleagues, and all our stakeholders. The TD shield shines brightly because of the trust we have consistently earned and nurtured over our 170-year history.

Each one of us plays a vital role safeguarding and strengthening that trust. We do this by upholding the highest ethical standards and acting with unwavering integrity in every situation. The TD Code of Conduct and Ethics unites us in a common understanding of what it means to be a TD colleague and reflects our culture, including our commitment to always do the right thing.

We are all accountable for adhering to the Code. Every colleague and every member of the Bank’s Board of Directors must complete annual training on the Code and confirm their commitment to comply with its principles.

As you review this year’s Code, we encourage you to consider how its principles apply to your daily work and responsibilities. If you have any questions, please reach out to your manager or the appropriate contact listed in the Code.

With over 100,000 colleagues and more than 28 million clients relying on us to do the right thing, your dedication is essential to protecting our reputation and building on TD’s legacy of trust. Thank you for your ongoing commitment and hard work.

Sincerely,

Raymond Chun Group President and CEO	John MacIntyre Board Chair

Table of Contents

Introduction and Summary			1
Applying the Code			2
1)	Respecting the Law		3
	Making the Right Decision		3
2)	Demonstrating Personal Integrity		3
	A.	Criminal Charges and Regulatory Investigations	3
	B.	Gifts, Travel and Entertainment	3
	C.	Alcohol and Substance Use	5
	D.	Human Rights, Accessibility, Diversity, Inclusion and Preventing Violence in the Workplace	6
	E.	Communicating on Behalf of TD or about TD	7
	F.	Irregular Business Conduct	7
		Anti-Competitive and Antitrust Laws & Behaviours	7
		Bribery and Corruption	8
		Commission Sharing	8
		Due Diligence	8
		Forgery, Falsifying Accounts, Documents and Records	8
		Insider Trading, Tipping or Recommending	9
		Kiting	9
		Market Abuse	9
		Money Laundering	9
		Sales Practice Misconduct	10
		Sanctions Violations	10
		Short Selling or Trading in Options of TD Bank Securities	10
		Terrorist/Proliferation Financing	11
		Theft and Fraud	11
		Tied Selling	11
		Trading Accounts	11
	G.	Protecting TD Assets	11
	H.	TD Branded Communications	12
	I.	Intellectual Property, Copyrighted Material and Patents	12
	J.	Reasonable Expenses	12
	K.	Cooperating with Audits, Reviews and Investigations	12

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3)	Managing Conflicts of Interest		13
	A.	Introduction to Conflicts of Interest	13
	B.	Conflicts Arising from Personal Benefit	13
	C.	Corporate Opportunities	13
	D.	Relationships in the Workplace	14
	E.	Conflicts Arising from Personal Financial Activities	14
	F.	Bequests, Executorships, Agencies and Powers of Attorney	14
	G.	Personal Borrowing and Lending	14
	H.	Recommending Service Providers to Clients	14
	I.	Disclosing Interest and Abstaining from Participation	15
	J.	Directorships, Outside Business Activities and Investments	15
	K.	Political and Charitable Activity	15
	L.	Conflicting TD Interests	15
4)	Protecting Confidential Information		16
	A.	Protecting Client Information	16
	B.	Protecting Employee Information	16
	C.	Protecting and Safeguarding Confidential Information	17
	D.	Computer Systems Security	17
5)	Disclosure of TD Information		18
6)	Work Environment		18
	A.	Appearance and Courtesy	18
	B.	Health and Safety	18
	C.	Physical Security	18
7)	Complying with the Code of Conduct and Ethics		19
	A.	Our Responsibilities	19
	B.	Reporting Violations	19
	C.	Retaliation	20
	D.	Failure to Comply	20
	E.	Annual Attestation	20
	F.	Waivers	20
Other References			21
Scenarios - Addendum			23

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Introduction and Summary

The Code of Conduct and Ethics (Code) establishes the standards that govern the way we deal with each other, our clients, shareholders, governments, regulators, third parties, competitors, the media and the public at large. Complying with the Code is part of the terms and conditions of our employment with The Toronto-Dominion Bank Group (TD Bank), which includes all Combined U.S. Operations including TD Bank US Holding Company, TD Group US Holdings LLC, TD Bank, N.A. and TD Bank USA, N.A. and other wholly-owned subsidiaries (together referred to as TD).

As a responsible business enterprise and corporate citizen, TD is committed to conducting its affairs to the highest standards of ethics, integrity, honesty, fairness and professionalism – in every respect, without exception, and at all times. While reaching our business goals is critical to our success, equally important is the way we achieve them. Every employee and Director of a  Board of Directors of TD Bank, (a Director) is expected and required to assess every business decision and every action on behalf of the organization in light of whether it is, legal, fair and within our risk appetite. This applies at all levels of the organization, from major decisions made by a TD Bank Board of Directors to day-to-day business transactions. The Code is intended to help employees and Directors meet these expectations and make such assessments. Our obligation to adhere to the Code and related policies applies regardless of where we are located, including remote work

The desired culture at TD includes clear expectations on desired behaviours.  The culture statements define "who we are" for all colleagues and leadership principles define "how we lead" for all people leaders – how we make decisions, lead and coach. This culture is embedded in our ways of working and informs the decisions we make, guiding appropriate conduct in alignment with TD values and regulatory obligations. The Code operationalizes TD's Culture Statements and Leadership Principles by articulating the standards and expectations that apply to all employees and people leaders across the Bank.

The Code sets out a common baseline of the ethical standards required of all of us. The Code also references other TD policies in specific areas. It is important to note that certain businesses, regions or roles also have supplementary or jurisdiction-specific codes of conduct and policies, compliance manuals, sales guidelines, operational procedures, employee handbooks, etc., to which applicable employees or Directors must also adhere.  We are also required to comply with local laws, rules, and regulations, as well as our responsibilities to professional associations, self-regulatory organizations or regulators where these may impose greater or more rigorous standards than provided for in the Code or TD policies.  When the provisions of the Code appear to conflict with local laws, rules or regulations, we must seek guidance from our manager and/or an appropriate area within TD (e.g., Legal, Compliance, Privacy, Human Resources or Financial Crime Risk Management (FCRM). If there is or if there appears to be a conflict between the wording of any provision of this Code and applicable law, the law shall take precedence and the provision in question shall be interpreted and applied in a way that is consistent with the law. Nothing in the Code is intended to prevent or limit employees from exercising any protected rights under applicable law.

We review and update the Code every year to keep it current and reflective of emerging laws, rules, regulations, policies and best practices. The Corporate Governance Committee of the TD Board reviews and approves the Code annually.  TD employees and Directors are required to review and attest to compliance with this Code, and complete training on the Code annually. Furthermore, all employees and Directors are obliged to report, in a timely fashion, any violations of the Code we may witness or reasonably suspect, ask questions about our culture of integrity and raise good faith concerns about compliance with the Code. Information on how to report violations and TD's non-retaliation commitments are outlined in Section 7.

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Applying the Code

Not every situation can be addressed specifically in the Code. We are expected to apply the principles outlined in the Code in exercising our judgment when we face questions, concerns or issues that do not present obviously correct answers or approaches. It may be helpful for us to apply a process such as the one below when making these types of decisions. If we are still uncertain, we should promptly seek the advice and direction of a more senior manager or Human Resources (or in the case of a Director, the General Counsel) so that all relevant interests are recognized and properly served.

The Code applies not only to us as TD employees and Directors, but also to us as TD clients. Therefore, if in their dealings with TD as a client, an employee within TD reasonably suspects another employee or a Director of being in violation of the Code, that employee is responsible for immediately reporting the situation in accordance with Section 7B) of this Code to allow for any corrective action that is appropriate under the circumstances.

When we are faced with a challenging decision that engages the principles outlined in the Code, we should act quickly and take the following steps:

Step 1: Identify the potential issue(s). • Gather the relevant context and details. • Do I need more information?

Step 2: Review the Code and other applicable TD policies/procedures.

  What do these policies/procedures say about how to address the issue(s)?
  If the issue(s) are not addressed directly, how would I apply the principles set out in the Code or other applicable TD policies/procedures?

Step 3: Engage and consult.

Promptly seek guidance from my manager or a representative from an appropriate area within TD (e.g., Human Resources, Legal, FCRM, Privacy or Compliance) to determine:

  What is the behaviour expected of me?
  What am I accountable for under the Code in relation to my role and TD?
  Has this issue come up in the past?
  Do I need additional information or guidance to make an informed decision?

Step 4: Evaluate the options and make a decision.

Consider all the information gathered and the guidance received. Acknowledge that the potential outcomes may be imperfect, but for each option, consider:

  How would this decision impact various stakeholders (e.g., employees, clients, regulators, the public, shareholders, TD as an organization)?
  Do I believe this decision is appropriate, ethical, and honest, and do I believe that impacted stakeholders and members of the public would also think this decision is appropriate, ethical and honest?
  Would I be able to provide a reasonable explanation for this decision to those affected by it and to the general public?
  Would this decision be aligned with the TD Risk Appetite Statement?
  Does the matter require escalation or the engagement of an appropriate partner?

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1. Respecting the Law

Making the Right Decision

Concern for what is right is an accountability of all employees and should be our first consideration in all business decisions and actions, and that includes compliance with the law. Financial services are heavily regulated in all jurisdictions in which we operate. We need to be familiar with and observe all laws, rules and regulations applicable to TD in the jurisdiction(s) in which we operate. We should avoid performing any task or engaging in any behaviour that could reasonably be considered legally suspect, even if it might be common practice in the country or region. Adhering to the Code and TD’s other policies and procedures will help us fulfill these requirements.  Employees must not knowingly assist or allow clients or other employees to take actions which violate the Code, TD policies or the law and must not knowingly induce an employee of another organization to breach that organization's code of conduct, policies or the law. If we have any doubt at all or suspect that conduct we have observed or otherwise become aware of may violate an obligation in this Code, we must promptly escalate to our manager or a representative of an appropriate area within TD (e.g., Human Resources, Legal, FCRM, Insider Threat Management, Privacy Designate or Compliance). Directors must be aware of and consider laws that apply to the matters placed before the Board, and may seek advice from the Board Chair; and the Board Chair may refer matters to the General Counsel for clarification.

2. Demonstrating Personal Integrity

A.	Criminal Charges and Regulatory Investigations

Employees must inform their manager or Human Resources as soon as possible when subject to an adverse regulatory finding or disciplinary action or when charged with a criminal offence, and again if found guilty of, or if pleading guilty or no contest to, a criminal offence, including providing information related to the situation, unless prohibited by applicable law. Where a manager is so informed by an employee, the manager must inform Human Resources without delay. In some cases, this information must also be reported to regulators. There may be employment consequences if an employee is charged with or found guilty of an offence, pleads guilty or no contest to an offence, is subject to a regulatory penalty or fails to inform their manager or Human Resources. Directors are subject to the same disclosure requirements, but must inform the Board Chair (and if the situation involves the Board Chair, they should discuss the situation with the General Counsel).

B. Gifts, Travel and Entertainment
This section only applies to us in our capacity as an employee or Director of TD. This section also applies regardless of whether an employee or Director of TD pays out of pocket or claims reimbursement for the cost of providing the Gift, Travel or Entertainment (as defined below). This section does not apply to circumstances where the Gift, Travel or Entertainment (as defined below) is to, or from, a relative or a person with whom we share a financial or close personal relationship (as defined in section 3A below) and is completely unconnected with our role at TD.

Under no circumstances are we to accept, offer or give, directly or indirectly for ourselves or for anyone else, cash or any other form of money (physical or electronic) or cash equivalents including stored value cards, gift cards (physical or electronic) of any kind or value, gift certificates, gift vouchers, or coupons with a cash face value) as a gift. Under no circumstances are we to accept, offer or give, directly or indirectly for ourselves or anyone else, gifts, travel, entertainment, including the provision of food or beverage, discounts, or other benefits of value (collectively referred to as “Gifts, Travel or Entertainment") that are not legally permitted or reasonable and appropriate under the circumstances. Specifically, a Gift, Travel or Entertainment of any value would not be reasonable or appropriate where it may be construed as an attempt to bribe or influence a decision, create an actual, potential, or perceived conflict of interest, alter the provision or receipt of a service, or might otherwise be inappropriate in light of the underlying business relationship or the roles of the individuals involved. We must also never solicit Gifts, Travel or Entertainment of any value at any time.

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Determining if a Gift, Travel or Entertainment is reasonable and appropriate should be based on the totality of the circumstances. We should consider whether the Gift, Travel or Entertainment (or combination of either from or to the same individual, organization, or related individual/organization) could reasonably be construed as an attempt to influence our behaviour or that of TD (or, in circumstances where we are offering or giving the Gift, Travel or Entertainment, the behaviour of the recipient or their organization or related individual/organization). Some factors that we should consider include:

•	The value of the Gift, Travel or Entertainment in relation to our personal situation and position within TD (or that of the recipient, particularly if they are in a decision-making capacity on behalf of their organization that would impact the relationship with TD.)
•	The timing or frequency of the Gift, Travel or Entertainment (e.g., is it connected to a particular transaction or a referral?)
•	The nature of the Gift, Travel or Entertainment (e.g., is it in cash or any other form of money or is it readily convertible to cash, such as stored value or gift cards of any kind or value, gift certificates, gift vouchers, or coupons with a cash face value (all of which are prohibited), securities, cheques or money orders?)

If a TD employee or Director is providing a Gift, Travel or Entertainment, and the recipient or one of their family members, relatives or close associates is a domestic or foreign Public Official  (e.g., a member of government or employee of a state-owned or state-controlled agency), we must also make sure that we are complying with jurisdiction-specific laws, the Anti-Bribery and Anti-Corruption Policy  and business-specific or any other related policies and procedures, including associated escalation protocols.

If there is any doubt about whether a Gift, Travel or Entertainment is reasonable and appropriate, we  must seek guidance from our manager or representative of an appropriate area within TD (e.g., Human Resources, Legal, FCRM, or Compliance). For employees at the level of Executive Vice President1 and above, where there is doubt whether or not the Gift, Travel or Entertainment is legally permitted or reasonable or appropriate (particularly when the recipient is a Public Official or one of their family members, relatives or close associates), the matter must be referred to the General Counsel or the Enterprise Head of Human Resources. Directors must refer the matter to the Board Chair (and if it is the Board Chair, then it must be referred to the General Counsel). We must also be transparent and comply with pre-approval and record-keeping requirements and any additional applicable business and jurisdiction-specific laws, policies, procedures or guidelines regarding the giving and receiving of Gifts, Travel or Entertainment.

We should be aware that accepting an invitation to an out-of-town networking, educational, sporting or other event as a guest of an existing or potential client or third party could create the appearance of a conflict of interest, even where travel and accommodation is paid for by TD. The appearance of a conflict of interest may be amplified depending on our role or on the identity of the existing or potential client or third party. Accordingly:

•	Employees below the level of Senior Vice President must obtain approval from their manager before accepting such an invitation, as accepting such an invitation could create the appearance of a conflict of interest.
•	Employees at the level of Senior Vice President or above must obtain approval from either the General Counsel or the Enterprise Head of Human Resources before accepting such an invitation.

1 Titles in this document refer to TDBG executive titles (or their equivalent).

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•	Directors must obtain approval from the Board Chair (or if it is the Board Chair, from the General Counsel) before accepting such an invitation.

Similarly, the appearance of a conflict of interest may be created if we offer to pay for an existing or potential client's or third party's travel or accommodation expenses to attend an out-of-town networking, educational, sporting or other event as a guest of TD. Accordingly, all employees must obtain approval from the Executive Vice President responsible for their business area before making such an offer. In addition, if the existing or potential client or third party is a Public Official, additional approval requirements are prescribed by the Anti-Bribery and Anti-Corruption Policy and may also be required by other related policies and procedures.

Here are some examples to help us interpret these rules:

1. Taking (or being taken by) a third party to lunch or dinner, would not normally be prohibited even though the third party is likely trying to maintain or extend its services to TD, provided that the lunch or dinner is consistent with accepted business practices.

2. Taking (or being taken by) a client or a third party to a local sporting or other event would generally be acceptable, subject to being consistent with accepted business practices.

3. Giving or accepting Gifts, Travel or Entertainment of nominal value may be appropriate in certain circumstances, such as tickets to an event for personal use or a gift basket from a long time client in connection with the celebration of a holiday, provided its value would not reasonably be seen as significant. NOTE: Employees are strictly prohibited from accepting cash or any other form of money or cash equivalent (physical or electronic), including   stored value cards, gift cards of any kind (physical or electronic), gift certificates, gift vouchers, or coupons with a cash face value, of any value, at any time from clients or third parties doing business with TD, or from any person or entity in connection with a banking transaction.

4. Participating in an offer from a third party to TD employees to purchase merchandise or services at reduced prices may be acceptable, when the same opportunity is extended to large groups of individuals outside TD and when the discount offered is consistent with other offerings by the third party. If the offer is only made available to TD employees, consideration must be given to whether the circumstances may give rise to a perceived, potential or actual conflict of interest.

C.	Alcohol and Substance Use

TD is committed to providing a safe work and business environment that is free from the inappropriate use of alcohol or other substances. Accordingly:

•	We will not consume or use alcoholic beverages or other substances in quantities that affect work performance or impair conduct or judgment.
•	We will not consume or use alcoholic beverages or other substances (except for those taken in connection with an approved medical accommodation) in TD's business locations or when working remotely, or provide or serve alcoholic beverages or other substances in TD's business locations except for alcoholic beverages that are approved by a Senior Vice President or the Head of Human Resources for that business. When approved, the most senior manager responsible for the premises or event is responsible for helping to ensure compliance with any local laws or regulations and for putting procedures in place to comply with this section. In all such instances, we must not provide or serve alcoholic beverages to individuals who are not of legal age, or who appear to be impaired, and we must take reasonable steps to prevent any co-worker, client, third party or other guest from driving while impaired and must immediately report such a situation to a responsible member of management.

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D.	Human Rights, Accessibility, Diversity, Inclusion and Preventing Violence in the Workplace

TD is committed to conducting all of its affairs with fairness and equity and fostering a unique and inclusive culture by providing an accessible, safe, and respectful work environment that is free from harassment, discrimination, or violence (collectively referred to as "Unacceptable Behaviour" in the Respectful Workplace Policy and the applicable TD Health & Safety policies and supporting documents for your business or region). TD recognizes prevention as the most critical step in effectively reducing the number of incidents of Unacceptable Behaviour in the workplace. In support of this commitment:

•	TD does not condone, tolerate or ignore any Unacceptable Behaviour.
•	TD trains managers so they can maintain a workplace free of Unacceptable Behaviour and promptly address concerns raised with them or which they observe.
•	Every employee, prospective employee, Director, or third party worker, as well as every client, vendor or other person who is in, or seeking to have, a business relationship with TD must be treated with dignity and respect and not be subject to Unacceptable Behaviour.
•	In accordance with TD's Statement on Human Rights, TD is committed to providing an environment where every employee, client, vendor, and member of the public, is treated with dignity and respect and will not be subject to Unacceptable Behaviour.
•	We must immediately report any Unacceptable Behaviour of which we are aware or suspect so that it may be properly addressed (See Section 7B Reporting Violations).
•	TD does not discriminate against current or potential clients, or vendors with regard to any protected characteristics including age, gender, race, and religious affiliation. Additionally, TD does not discriminate against current or potential clients, or vendors based on their political affiliation.
•	TD will review reports of Unacceptable Behaviour in a fair and timely manner and respond in a way that respects confidentiality and privacy to the extent possible. No TD employee, Director or third party worker shall retaliate against any employee, Director, third party worker, client, vendor, or member of the public who has reported Unacceptable Behaviour in good faith.

E.	Communicating on Behalf of TD or about TD

Communications (including those created through Artificial Intelligence (AI) provided by the Bank) must be respectful, responsible and professional in tone and must not violate the Code, the Electronic Communication Acceptable Use Policy, the Social Media Policy, or other applicable policies, including those relating to client or employee privacy.

Unless we are authorized to do so, employees and Directors cannot publicly comment, post or speak on behalf of TD or disclose confidential information as described in Section 4) Protecting Confidential Information.  We must also only use external social media channels in accordance with the Social Media Policy. We must not use a personal instant messaging, social media or email account to conduct TD business or otherwise perform our duties for or on behalf of TD. Employees and Directors who choose to comment on a social media post that references TD or the TD brand, must disclose their personal connection with TD, and indicate that the views expressed are their own, and not those of TD. TD’s expectations apply wherever we happen to be, whether in a TD workplace or not. Registered Employees are subject to additional restrictions and requirements and must consult business line policies prior to posting.

When we use TD Electronic Communication Channels (including AI, such as Copilot) and Devices, communicate over TD Electronic Networks or discuss TD-related subject matter in an Electronic Communication, we must comply with the Electronic Communication Acceptable Use Policy.  This includes only using TD-approved Electronic Networks, Communication channels and devices to conduct TD business. If we are contacted via an unauthorized communication channel, we must redirect any business-related communication to a TD-approved channel.

TD will not interpret the Code or its policies in a way that prevents us from engaging in lawful communications with each other about our terms and conditions of employment or from engaging in activities protected under applicable law.

F.	Irregular Business Conduct

Irregular business conduct (which includes any criminal, fraudulent or illegal conduct, any impropriety, lack of professional responsibility or dishonesty) will not be tolerated under any circumstance. Irregular business conduct may lead to unfair outcomes to clients or harm to market integrity, resulting in loss of reputation, regulatory action or other potential adverse impact to TD. Such conduct will be subject to internal disciplinary action up to and including termination of employment and may lead to criminal prosecution, regulatory action or civil suit. We should be familiar with the TD Conduct Risk Management Policy to mitigate and manage conduct risks arising in our business and market practices.

Some of the most serious types of violations are described below:

•	Anti-Competitive and Antitrust Laws & Behaviours - Employees are prohibited from engaging in anti-competitive behaviors such as threatening competitors, colluding to divide markets or fix prices, boycotting other firms, or conditioning transactions. They must also avoid sharing sensitive business information—like pricing, inventory, or trading strategies—with competitors unless there is a legitimate business reason. Generally, an actual or attempted agreement or arrangement with a competitor to fix prices (e.g., to set interest rates, fees, prices) to allocate markets or to restrict the output or supply of a product or service, is illegal. Note, a prohibited agreement may be inferred from purely circumstantial evidence. It is also an offence for unaffiliated employers, regardless of whether they compete in the supply of a product or service, to:
▪	agree to fix, maintain, decrease or control salaries, wages or other terms and conditions of employment (e.g., compensation, benefits and pensions, vacation, employee discounts or work from home policies); or
▪	agree to not solicit or hire each other's employees.

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Agreements between "non-competitors" can also raise concerns where a significant purpose of all or part of the collaboration is to prevent or lessen competition.  As competition and anti-trust laws are very complex and vary by jurisdiction, we should be familiar with the Competition Law Compliance Policy, including "Dos and Don'ts" appended to the policy, and seek guidance from the Legal department in any circumstance that might be perceived as anti-competitive.

•	Bribery and Corruption - As a general rule, “anything of value” offered, promised or given to a recipient, directly or indirectly, in order to induce or reward the improper performance of, or the failure to perform, a function or an activity, can be considered a bribe. Bribes come in many forms and activity may be construed as illegal anytime there is the giving or receiving of a Gift, Travel or Entertainment (as defined above) or undue reward to influence another party’s behaviour. Among other things, TD prohibits us (or anyone acting on our behalf) from:
▪	Soliciting a Gift, Travel or Entertainment or anything of value for ourselves or for any other individual, aside from being prohibited under the Gift, Travel and Entertainment section, it would also be bribery and corruption if it is solicited from anyone in return for any business, service (including transaction) or disclosure of confidential information as described at Section 4) Protecting Confidential Information;
▪	Accepting a Gift, Travel or Entertainment or anything of value for ourselves or for any other individual from anyone other than TD in connection with conducting TD business, except as may specifically be permitted by the Code or applicable policies and/or business line procedures; and,
▪	Offering or giving a Gift, Travel or Entertainment that is not legally permitted or reasonable and appropriate under the circumstances.

TD's prohibition extends to prohibiting "facilitation" (or "grease") payments, which are payments made to facilitate or expedite the performance of a routine government action. Some specific examples of undue rewards that can constitute a bribe include: the provision of cash or cash equivalents (physical or electronic) (including cash or any other form of money or cash equivalents including stored value cards, gift cards of any kind or value (physical or electronic), gift certificates, gift vouchers, or coupons with a cash face value) , Gifts, Travel or Entertainment, business opportunities or contracts, employment or internships, travel, entertainment, discounts, and other payments. If we should become aware of or suspect a violation of applicable bribery and corruption laws, the Anti-Bribery and Anti-Corruption Policy or business-specific policies or procedures, we must immediately escalate the situation in accordance with business procedures [including submitting Unusual Transaction Reports/Referrals if applicable] and/or refer the matter to the business unit’s primary contact within FCRM.

•	Commission Sharing -The sharing of commissions such as finders' fees or secret commissions with any other employee or Director, agent or broker who is not licensed to buy or sell the security, instrument or product in question, or who is not part of an established commission-sharing program, is prohibited.
•	Due Diligence - When we are responsible for due diligence processes, for example, before committing TD to a loan or other business transaction, we must exercise due care and follow business policies, practices and procedures in carrying out these activities.
•	Forgery, Falsifying Accounts, Documents and Records - Improperly creating, reproducing, opening accounts or falsifying a signature or initials, or otherwise creating or knowingly relying on a false or altered document will not be tolerated under any circumstances. In addition:
▪	We must not manipulate internal or client accounts or make entries to any account which are false, have not been properly verified, obscure the true nature of the transaction or allow such entries to be made. We must not establish or operate, for any purpose, an account on the books of TD that cannot withstand the closest public scrutiny of its propriety. Also, we must not manipulate or falsify any TD financial statement, record or return.

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▪	We must not intentionally complete inaccurate reports, forms or other documents (including marketing and client presentation material) that are relied upon by TD to be an accurate record of the circumstances or that are disclosed publicly or directly to third parties, including government agencies, regulators and clients or potential clients.
•	Insider Trading, Tipping or Recommending - As employees or Directors of TD, if we possess material, non-public information about TD or its clients, business partners or other third parties (e.g., with whom TD may be contemplating a purchase or sale) we are prohibited from trading in securities of those entities ("Insider Trading"). We also may not relay material, non-public information ("Tipping") to anyone except in accordance with the TD Information Barriers Policy. We also may not recommend someone buy or sell securities of TD Bank or its clients, business partners or other third parties if we possess material, non-public information about those entities ("Recommending"). Information is material if there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision or if it would reasonably be expected to have a significant effect on the market price or the value of securities of the company. Examples of material information may include (but are not limited to):
▪	An acquisition, sale of a business, merger or takeover bid;
▪	A change in the general character or nature of a company;
▪	Entering into or loss of significant contracts;
▪	Bankruptcy, impending insolvency, or other financial problems;
▪	Significant new business opportunities (e.g., discoveries, inventions, new orders or contracts), or the loss of business;
▪	A change in a company's capital structure; or
▪	Earnings information or information about a dividend declaration that is not available to the public.

Care must also be exercised when handling unsubstantiated market information, and disseminating unsubstantiated market rumours is prohibited.

We must also comply with the TD Information Barriers Policy, the TD Trading Window Policy and any other information barriers applicable to our business area or region.

Insider Trading, Tipping or Recommending are serious criminal offences and are also violations of applicable securities laws. If we have any questions as to whether particular information is material and/or non-public, we must contact a member of our business Compliance team prior to taking any action that may constitute Insider Trading, Tipping or Recommending.

•	Kiting - Inflating the balance in an account with artificial funds, usually through manipulating the clearing system and banking machines to gain unauthorized access to cash or credit is never acceptable, even if it does not cause a loss to TD. Suspicious kiting situations must be reported in accordance with our business escalation process regarding fraud to allow for any corrective action that is appropriate under the circumstances.
•	Market Abuse - TD is dedicated to maintaining the highest standards of integrity, transparency and fairness in the financial markets within which we operate. Market Abuse is any form of conduct where someone behaves in a way that could distort or damage the integrity of the financial markets, or unfairly disadvantage other market participants. Market abuse can arise from either action or inaction by an employee, client or third party, acting alone or along with others. It could be committed intentionally or unintentionally, whether successful or not, and encouraging others to act. At TD we are committed to preventing, all forms of market abuse. and employees are reminded to report any observed instances of potential market abuse in line with business procedures.
•	Money Laundering - TD is committed to taking all reasonable and appropriate steps to detect and deter persons engaged in money laundering from utilizing TD products or services to do so. Making the proceeds of criminal activity appear as if they came from legitimate sources is a criminal offence, as is knowingly failing to report transactions or activities in a timely manner, where it is suspected they relate to money laundering. In accordance with The TD Bank Enterprise Anti-Money Laundering and Anti-Terrorist Financing Policy we must not knowingly initiate or be party to money laundering and we must promptly report suspected money laundering situations and/or suspected violations as outlined in the escalation procedures established for our business or region, including submitting Unusual Transaction Reports/Referrals if applicable.

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•	Sales Practice Misconduct - Building deep client relationships is a key behaviour of TD's culture and an important part of the TD Culture Standard. At TD, we are expected to understand our clients' needs, circumstances and financial goals and adapt to deliver legendary experiences and fair client outcomes. Accordingly, whenever employees are servicing clients, making product or service recommendations, or providing advice, we must consider our clients' needs, circumstances and financial goals. We must also act in a manner that is transparent, accurate, and done with the client's clear and express consent, where client consent is required. We must provide the client with relevant information about the product or services they are considering to enable them to make informed, voluntary decisions. We should recognize that clients may benefit from being introduced to new products and services, but we must not allow our desire for personal or monetary gain, and/or to increase our performance results to come before our focus on our clients' needs, circumstances and financial goals. In addition, all client communications must be fair and balanced, accurate, clear, simple and not misleading.
•	Sanctions Violations - TD is committed to complying with economic sanctions imposed against countries, governments, and individuals and entities specified by the competent authorities in the jurisdictions where TD operates. TD takes reasonable and appropriate steps to help ensure TD products or services are not used to violate or circumvent applicable sanctions laws. Sanctions violations can result in civil and criminal liability for TD and certain employees. We must not knowingly initiate or be party to the facilitation of activity prohibited or restricted by sanctions and must promptly report suspected violations, circumvention, or evasion of sanctions laws or related regulations in accordance with the escalation procedures established for our business or region, including submitting Unusual Transaction Reports/Referrals if applicable. For more information, refer to the TD Bank Enterprise Sanctions Policy.
•	Short Selling or Trading in Options of TD Bank Securities - As employees and Directors of TD we are prohibited from:
▪	Short selling (i.e., a transaction whereby a profit is sought speculating that the value of the securities will decrease) securities issued by TD Bank or other Restricted Securities (as defined in the TD Trading Window Policy);
▪	Entering into any transaction or series of transactions that is designed to, or has the effect of, hedging or offsetting a decrease in the market value of securities issued by TD Bank or other Restricted Securities;
▪	Entering into any contract or series of contracts that create a short sale of TD Bank or other Restricted Securities; or
▪	Trading in put or call options on securities issued by TD Bank or other Restricted Securities, including covered calls.

In addition to the specific prohibitions above, if we receive equity-based compensation awards (including, for example, restricted share units, performance share units and stock options) we are prohibited from entering into any transaction that is designed to, or has the effect of, hedging or offsetting a decrease in the market value of such awards.

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•	Terrorist/Proliferation Financing - TD is committed to preventing the use of its financial services for terrorist/proliferation financing purposes. We will not knowingly deal, directly or indirectly, with any person, entity or group subject to anti-terrorism/counter proliferation measures or whom we believe or have reason to believe is involved in the financing of terrorist/proliferation activities. We must immediately report transactions or activities that we know or suspect relate to terrorist/proliferation financing in accordance with The TD Bank Enterprise Anti-Money Laundering and Anti-Terrorist Financing Policy, any other established procedures and the escalation procedures established for our business or region including submitting Unusual Transaction Reports/Referrals if applicable.
•	Theft and Fraud - TD is committed to taking all reasonable and appropriate steps to prevent, detect and deter any acts of theft and fraud. Misappropriating or embezzling funds, property, benefits, data or any other thing of value belonging or entrusted to TD or others is strictly prohibited. We must not knowingly be party to such activity and must promptly report suspected fraud in accordance with the Enterprise External Fraud Risk Management Framework and Policy and the Enterprise Insider Risk Management Framework and Policy and the escalation procedures established for our business or region.
•	Tied Selling - We must not coerce, take advantage of, or impose undue pressure on a client or potential client to obtain another product or service from TD as a condition of approving a request for a TD product or service.
•	Trading Accounts - Opening or operating a trading account in the name of any TD business unit with any broker or investment dealer, or knowingly allowing a broker to do so, without the prior written approval of our regional office or business head, is prohibited.
G.	Protecting TD Assets

We must make every effort to protect all TD property and assets from theft, fraud, harm, loss or misuse, especially those that are in our custody or control and are our responsibility. These may include cash, negotiable instruments such as drafts, money orders, securities or certificates, premises, information (including client and employee personal information) and equipment, including laptops. The Enterprise External Fraud Risk Management Framework and Policy, the Enterprise Insider Risk Management Framework and Policy, Internal Control Policy, and the applicable TD Physical Security Risk Management Policy require employees to act in a proactive and coordinated manner to prevent, detect and deter potential financial crimes and fraud. If we become aware of or suspect any actual, potential or attempted theft, fraud, harm, loss or misuse of TD property, we must immediately notify our manager or other representative of an appropriate area within TD (e.g., Human Resources, Legal, Privacy, Fraud Operations, and Insider Threat Management) in order to allow for any corrective action that is appropriate under the circumstances. TD property that is entrusted to us may be accessed or used only for the purpose of executing our accountabilities with TD, except to the extent that non-business use is expressly permitted.

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H. TD Branded Communications

Consistent with the TD Brand and Brand Risk Standards, all employees must treat the TD Brand Identity with care and respect and refrain from misusing, manipulating or creating new brand assets or identities (e.g., logos, taglines, wordmarks, etc.).  We must avoid using TD communication materials for personal reasons (except as permitted by TD policies such as the Electronic Communication Acceptable Use Policy and the Social Media Policy), as this could lead to a misunderstanding and possibly damage TD's reputation. Specifically, care should be taken in the use of TD stationery (including forms, letterhead and envelopes), faxes where the name, address or phone number of any TD company, business or department appears on the fax, or emails (paper or electronic copies) where the @domain is a TD domain.

I. Intellectual Property, Copyrighted Material and Patents

We must never use any TD intellectual property (e.g., logos, taglines, wordmarks, images, trademarks, presentations, audios, videos, software, documents, or other materials) except in the normal course of performing job duties and in accordance with TD’s Brand Standards and any related policies. As employees, we must never reproduce or use intellectual property of any third party (such as software, video, music, images, logos, taglines, wordmarks, documents and other materials of third parties, clients or others) unless TD has valid documented licenses, if required, for such use and only in compliance with all licensing terms and all TD policies. All intellectual property created in the course of your employment relating to the business of TD, including but not limited to inventions, belong to TD.  All employees are required to cooperate with TD when their inventions are identified as worthy of commercial protection through patenting, which includes signing relevant documents, even after the employee has left employment at TD.  All TD inventions are confidential, and all TD patent applications are confidential until publication.

J.	Reasonable Expenses

As employees, we are required to comply with the requirements set out in the TD Expense Policy, including claiming only reasonable expenses actually incurred for TD business. We are accountable to follow our authorization limits when we authorize expense commitments, transactions, or employee claims for reimbursement.

In addition, we must not use a TD corporate credit card for any purpose other than for proper TD business expenses and we must manage the card in accordance with applicable policies and procedures. In particular, a TD corporate credit card can only be used for legitimate TD business purposes and cannot be used to charge personal items or services. Cash advances using a TD corporate credit card are strictly prohibited. We are responsible for any fees or interest payable incurred on the TD corporate credit card as a result of not submitting claims for eligible expenses in a timely manner.

K.	Cooperating with Audits, Reviews and Investigations

We are required to cooperate with any internal teams that are duly authorized to audit, review or investigate issues within TD. Further, we are obligated to provide truthful information and we will not in any way obstruct, hinder or delay any internal investigation. The obligation to cooperate may extend to providing truthful information pursuant to, or in the defense or prosecution of, legal proceedings, investigations or regulatory reviews involving TD, its clients, or employees.

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3. Managing Conflicts of Interest

A. Introduction to Conflicts of Interest

In keeping with expectations regarding ethical conduct, clients and the public have a right to openness and honesty in all their dealings with TD. As representatives of TD, we will avoid activities or circumstances that create actual, potential or perceived conflicts of interest (each a Conflict and collectively described as Conflicts in this section) between our personal interests and our responsibilities as employees or Directors. As well, we must comply with policies and procedures that manage Conflicts.

Conflicts arise when individuals or organizations have personal interests that may interfere with, or appear to interfere with the ability to act in the best interests of TD, or the independent exercise of judgment in business dealings. We must avoid situations in which our decisions on behalf of TD may be influenced (or to even be perceived to be influenced) by conflicting interests. For these reasons Conflicts must be reported and carefully managed. The following Conflict of Interest sub-sections describe many of the more commonly encountered Conflicts, but we must always be alert to any situations that may give rise to Conflicts. In any situation where there is a Conflict, we must bring the situation to the attention of our manager, Compliance, Human Resources or other contact listed in this Code or other applicable TD policy. For purposes of this section, “relatives and people with whom we share a financial or close personal relationship” include for example, a spouse, domestic partner, party to a civil union, others with whom we share a romantic relationship, parent, child, grandchild, grandparent, sibling, guardian, roommate, business partner, co-investor, guarantor, etc. but do not include nominal financial relationships.

B.	Conflicts Arising from Personal Benefit

A Conflict may arise where we may be motivated to act in a manner that is not in the best interests of TD, our clients and/or our shareholders. Often this is because we, or our relatives or people with whom we share a financial or close personal relationship, stand to benefit from the action in some way.

We must avoid acting in a manner that places our personal interests ahead of the best interests of TD, our clients and/or our shareholders. As noted above, we must also avoid situations that might create the appearance of a Conflict, regardless of whether it actually exists or whether we believe we would be improperly influenced. For example, we may not, directly or indirectly, purchase or acquire an interest in real property that is being sold by TD following repossession or foreclosure. Where we face a Conflict, we must disclose the situation to our manager, Compliance or Human Resources.

C.	Corporate Opportunities

We must not use TD property or information, or information concerning our employees, clients, prospective clients, third parties or agents, including, for example, their accounts, transactions, or other financial, business or credit information, our position at TD, or our access to, or knowledge of TD systems, policies or assets:

•	for personal gain, or the gain of our relatives and people with whom we share a financial or close personal relationship;
•	to compete with TD; or
•	to take advantage of opportunities that are discovered in the course of conducting TD business.

We are expected to advance the legitimate interests of TD whenever the opportunity arises. Great care must be taken to avoid any Conflict when purchasing or selling assets or services from or to TD, its clients or its third parties. In specific cases, however, a personal opportunity may be acceptable provided that it is approved (submitted) in advance through the Outside Business Activities system, (or, in the case of the Chief Executive Officer or a Director, it is disclosed in writing, in advance to the Board Chair; and in the case of the Board Chair to the General Counsel) and is determined not to be material. The Board Chair, in consultation with the General Counsel, will determine if any additional Board notifications or approvals are necessary in the circumstances.

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D.	Relationships in the Workplace

We must not give or receive any special consideration relating to employment,  conditions of employment, or third party procurement preference, to or from relatives and people with whom we share a financial or close personal relationship. Our business and human resources decisions must be based on sound ethical business and management practices and not influenced by personal concerns.

Relatives and people who share a financial or close personal relationship may not work in positions where there is a Conflict (for example, where the positions serve as controls for each other, where there is a direct reporting relationship between them, or where either one has the authority to influence, directly or indirectly, any term or condition of employment of the other), unless the situation has been disclosed to the respective people managers and Human Resources Representatives and each of their approvals, including any appropriate safeguards or other requirements, has been obtained. Directors should disclose such a situation to the Board Chair (and if it is the Board Chair, they should disclose the situation to the General Counsel). If a Conflict exists, one of the parties may be reassigned or other steps will be taken, as appropriate. For more detailed information on this subject, please refer to the Personal Relationships and Nepotism Standard.

E.	Conflicts Arising from Personal Financial Activities

We are required to conduct personal financial activities at TD with transparency. To avoid any Conflicts, we must not knowingly access account information, act in a lending capacity or conduct financial transactions (even if seemingly routine) for ourselves or relatives and people with whom we share a financial or close personal relationship. All our personal financial activities must be conducted on an arm's length basis, meaning, for example, an employee who reports to us should not process our financial transactions that require the exercise of discretion and if we are processing a transaction for another employee, we must exercise the same due diligence as we would for any other TD client.

F.	Bequests, Executorships, Agencies and Powers of Attorney

Except for our relatives and people with whom we share a financial or close personal relationship, we must not assume authority over a client's financial affairs (including acting as executor, agent, trustee, attorney or in any other fiduciary capacity for a TD client or be a beneficiary under a will or a trust of a TD client) since this may be perceived as a Conflict, or the result of undue influence or other impropriety.

If we learn that a TD client (other than a relative or a person with whom we share a financial or close personal relationship) has named, or is considering naming, us in any of these capacities, we must immediately inform our manager, Human Resources, or other representative of an appropriate area within TD (e.g., Legal, Compliance). TD will assess the situation to determine whether it is appropriate for us to accept the appointment or bequest and/or any appropriate conditions to impose in relation to ongoing dealings with the client. Where the employee's relationship with the client is entirely personal (i.e., the employee has had no direct or indirect dealings on behalf of TD with the client), the situation generally will not give rise to any Conflict.

G.	Personal Borrowing and Lending

With the exception of relatives and people with whom we share a financial or close personal relationship we must not borrow funds from or lend personal funds (including cosigning or providing a guarantee for loans) to an employee of TD in an amount that is more than nominal value or borrow from or lend any personal funds to a TD client. However, we may borrow from a client that is a financial institution or one that offers credit to clients, provided the terms of the loan are in the ordinary course of the client's business.

H.	Recommending Service Providers to Clients

Occasionally, a client may ask us to recommend an external service provider such as an accountant, lawyer or real estate agent. We may provide names of several external service providers but may not recommend any particular one. We may not provide any written or public endorsement or testimonial of any third party on TD’s behalf without the approval of Marketing.

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I.	Disclosing Interest and Abstaining from Participation

To avoid any Conflict, we must disclose any personal interest we have in an existing or proposed material contract or transaction involving TD in which we have influence. If we are an officer or director of an entity that is party to any such contract, that relationship must also be disclosed. These disclosures must be made to our manager at the earliest opportunity (or, in the case of the Chief Executive Officer or a Director, to the Board Chair; and in the case of the Board Chair, to the General Counsel).

In addition, we must not have or be reasonably perceived to have influenced a decision with respect to a material or proposed material contract in which we have an interest described above.

J.	Directorships, Outside Business Activities and Investments

We may not enter into any employment, directorship, office, trade, volunteer activity or business outside of TD or invest in a company (other than an interest of less than 10% of a publicly traded corporation) without first reviewing the Outside Business Activities Guidelines, our terms of employment and applicable laws and regulations that apply to us by virtue of our role, and obtaining consent from TD where required. The Chief Executive Officer, Group Heads and any other members of the senior executive team must also obtain the consent of the Corporate Governance Committee of the TD Bank Board, with some exceptions. As a general principle, outside business activities should not interfere with the performance of our duties at TD or our ability to exercise judgment in TD's best interests.

K.	Political and Charitable Activity

As employees and Directors, we may make personal political contributions and charitable donations at our discretion, subject to ensuring that there is no regulatory prohibition or reporting restriction on such contributions. However, we must not commit TD to charitable contribution without prior approval from our manager and in accordance with any jurisdiction or business line procedures.  Where appropriate or when in doubt, leverage Sustainability & Corporate Citizenship guidance. We must not commit or make political contributions on behalf of TD in Canada without prior approval of Canadian Government Relations (Corporate and Public Affairs) or in the United States without prior approval of U.S. Government Affairs . In other regions, we should consult with either the Legal or Compliance department. If we hold a position in a political organization which may influence the financial needs of that organization, or if we are asked to conduct financial transactions or fundraising on that organization's behalf, we would be required to submit an Outside Business Activity application, and as part of that process, consult with Compliance.  Employees will not engage in any political activity in the workplace unless authorized by senior management and/or the Government Affairs group for our region. If we are soliciting financial or other donations on behalf of organizations or individuals including employees of TD (note that soliciting donations for charitable purposes is not considered to be soliciting Gifts, Travel or Entertainment, which is prohibited in Section 2B) of the Code), we should exercise discretion in soliciting donations from colleagues, clients and third parties (i.e., they should never be made to feel any obligation to make a donation) and must comply with any applicable TD policies. We must not use group distribution lists or other TD resources for purposes of requesting donations without approval from the responsible department head. Directors who have any questions about this section, or who require approval for political or charitable activity must consult with the Board Chair (and if it is the Board Chair, the Board Chair must consult with the General Counsel).

L.	Conflicting TD Interests

TD is committed to avoiding material Conflicts between its interests and those of its clients and counterparties. A material Conflict would exist if TD were to engage in any transaction or activity that could involve or result in TD’s interests being materially adverse to the interests of a client or counterparty. TD has established, maintained and enforced information barriers as set out in the TD Information Barriers Policy to physically separate employees or functions, or set limitations on types of activity, to help prevent Conflicts from involving or resulting in a materially adverse effect on a client or counterparty.

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If, notwithstanding the information barriers established, we know or should reasonably know that a specific transaction or activity may involve a Conflict that could result in a materially adverse effect on a client or counterparty, we must discuss the situation with our manager and/or Compliance and assess whether disclosure of the Conflict to the client or counterparty is necessary or appropriate. If so, we must help ensure that:

i.	we make clear, timely, and effective disclosure of the Conflict; and
ii.	the client or counterparty has the opportunity to negate, or substantially mitigate, any materially adverse effect created by the Conflict.
4.	Protecting Confidential Information

Confidential information includes any information (including client and/or employee personal information, third party information and corporate information) that is not publicly known and may include information classified as internal, confidential, restricted, or highly restricted pursuant to the Technology Risk Management and Cybersecurity Policy and supporting standards. We may have access to confidential (non-public) information concerning TD, our clients, third parties, regulators or fellow employees. We have an obligation to comply with applicable laws and the policies and procedures of our business and region pertaining to confidential information. We are all responsible to safeguard confidential information in our possession from unauthorized access or disclosure. If or when it is necessary for us to take, send or work on confidential information outside of TD premises or systems, including when we are working from a non-TD location, we must make sure we are permitted to do so, and the information is appropriately protected, regardless of whether the information is in physical or electronic form.

We may not access, retain, use or disclose confidential information to any person at any time after the termination of our employment for any reason. All such information must be destroyed or returned to TD upon the termination of employment.

We may have had access to the confidential and proprietary information of past employers during employment prior to joining TD. We must never use or disclose any of this information to anyone, including employees, clients or third parties as part of, or during, our employment with TD. If we become aware of or suspect any violation of this obligation, we must immediately report it to our manager or Human Resources.

A.	Protecting Client Information

Client personal information must be kept private and confidential. We must safeguard client information and we must not discuss or disclose any client information (including confirming or denying that an individual or institution is a client of TD) to anyone outside of TD unless we are required to disclose by law, are authorized to disclose by the client, or are directed to disclose in circumstances described in policies and procedures applicable to our business or region. We must not access client information except in the normal course of our duties for a legitimate purpose and with proper authorization or consent. In addition, we must not disclose or share client information with other TD employees who do not have a legitimate need to know the information and who do not have the appropriate access clearance. When dealing with client information, employees must comply with all laws as well as the Global Privacy Policy and other TD policies, standards, guidelines and procedures applicable to our business and region.

B.	Protecting Employee Information

TD is permitted to collect, use and disclose employee personal information for employment administration purposes in accordance with TD policy and applicable law. Employees must not collect, use or disclose personal information of other employees except in accordance with all laws, the Global Privacy Policy and TD employee privacy policies and procedures applicable to our business and region. We must not access employee information except in the normal course of our duties, for a legitimate purpose and with proper authorization or consent. We must also exercise care and discretion with the personal information of other employees in our possession and appropriately safeguard it. We must never discuss or disclose it to anyone outside of TD unless for a legitimate purpose and we are permitted or required to disclose by law, are authorized to disclose by the employee, or are permitted to disclose in circumstances described in the policies and procedures applicable to our business or region. We must not disclose or share another employee’s personal information with other TD employees who do not have a legitimate need to know the information unless we are authorized to disclose by law.

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C. Protecting and Safeguarding Confidential Information

We must carefully protect and safeguard the confidential and proprietary information of TD and all other entities, including third parties, to which we have access and/or control over, and not disclose it to anyone outside of TD or use it without authorization. We must pay particular attention to these obligations when working remotely by helping to ensure we have a confidential workspace. We must not disclose or discuss the information with other TD employees who do not have a legitimate need to know the information. As employees, we must comply with the Technology Risk Management and Cybersecurity Policy.

In the U.S, legislation provides certain protections to individuals who disclose a trade secret to their legal representative or legal advisor, a court, or a government official in certain, confidential circumstances.

D. Computer Systems Security

When using TD computer systems and accessing TD information, we must be properly authenticated at all times. In addition, passwords must always be protected and never shared. It is our responsibility to take the necessary steps to protect our logon ID, passwords, digital signature or other means we use to identify ourselves to the TD computer network and to otherwise protect TD computer systems from unauthorized access (including ensuring that our computers are always locked when we leave them unattended). This also applies to access given to third parties or agents through any shared system or direct access to TD systems. We must also exercise vigilance in protecting TD systems against computer viruses, including, but not limited to, the installation and use of unauthorized software, which is strictly prohibited.

As described in the Enterprise AI Risk Management Policy, we must ensure appropriate use of AI when acting on behalf of TD; this includes adhering to our Responsible AI Principles, avoiding prohibited use cases, and deploying AI only through approved governance processes.

All computer hardware, software, email, voicemail and internet accounts provided to employees are the property of TD and may be monitored, recorded and accessed by authorized TD representatives in accordance with TD policy and applicable law. When using this property, employees shall have no reasonable expectation of privacy. In addition, all information stored, processed or transmitted on any TD system, network, equipment or device or external system used by TD to conduct business, is considered the property of TD.

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Communication conducted over TD's internal network or any external network generally is not considered private. We must protect communication conducted over external networks from unauthorized access (for example, with encryption). Also, when communicating via TD's internal network, we should consider the sensitivity and confidentiality of the information and take appropriate precautions.

5.	Disclosure of TD Information

TD is committed to providing timely, accurate and balanced disclosure of all material information about TD and is also committed to transparency in its reporting obligations to shareholders and the public. All employees and Directors of TD are required to comply with the TD Disclosure Policy.

6.	Work Environment

A.  Appearance and Courtesy
To clients and prospective clients, the employees with whom they come in direct contact represent TD. Some businesses within TD have formal dress codes and we should abide by such dress codes if they apply to us. In any case, our choice of work attire should be guided by what is professional and appropriate for our work environment. Work attire must be neat and clean and conform to the established dress standards of our business, having due regard to personal hygiene and grooming. We must also be courteous and respectful in all dealings with the public and other employees and in all other business relationships. You may not wear or display clothing or accessories with partisan political slogans, statements, or images that contribute to the perception that your views represent TD, regardless of your level within the organization.

B.  Health and Safety
Under TD’s health and safety program all employees share the responsibility of maintaining a healthy, safe and respectful work environment. We are all expected to observe the established health and safety policies, regulations and practices applicable to our business and regions and report accidents, injuries, and unsafe equipment, substances, practices or conditions. Employees who have specific accountabilities under health and safety legislation (e.g., first aid attendants, on site alternate workplace committee members, health and safety representatives or workplace health and safety committees, etc.) are required to acquire the necessary training, understand their additional responsibilities and act on them to protect the health and safety of individuals within the workplace. For more detailed information, please refer to the applicable TD Health & Safety policies or procedures for our business or region.

In addition, employees are all responsible to help ensure their own safety while travelling for business purposes. When employees are planning business travel, we are required to use TD’s corporate travel program and booking services so that TD can monitor and advise us of potential security issues and support us should an emergency arise (e.g., getting us home safely).

C.  Physical Security
TD has a Physical Security Risk Management Policy including Standards to help fulfil its commitment to protect employees, clients and assets worldwide, while mitigating the risk resulting from various security threats. All businesses must establish, implement and maintain a proper internal governance structure to enable effective management, prompt escalation, and reporting of physical security risks identified within their function to appropriate governance and/or risk committee. Employees are all expected to be alert to, and to take reasonable steps to prevent, actual or potential security threats to ourselves, other employees, visitors, clients, external parties, premises, equipment, and other physical assets/property, and to report security incidents to Global Physical Security US/CA/EAP as applicable and according to our business and/or procedures. In some business operations, as part of the physical security program, TD uses routine video surveillance in common areas to help coordinate response and recovery efforts to gather evidence when investigating or reviewing incidents that occur while on or in relation to TD Property. Video surveillance helps remediate physical security breaches by capturing and storing images of individuals entering certain TD Locations and activities happening within.

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7.	Complying with the Code of Conduct and Ethics

A.	Our Responsibilities

Every employee and Director of TD, in every location, every job, at every level, and at all times, is responsible for protecting our culture and safeguarding the reputation of TD, including by complying with this Code and applicable TD policies.

B.	Reporting Violations

Where we are aware of or suspect any conduct or behaviour that violates the Code (or related policies, supplemental codes, compliance manuals, other duties owed toward TD, etc.) we are accountable and have an obligation to immediately report such conduct using any available channel, for example, to our manager or Human Resources. In addition, it is critical for managers, Human Resources and others at TD who receive information about misconduct to address it promptly and with the seriousness it deserves.  If we are not comfortable with these channels, we may choose to report the violation through any of the various channels available to us at TD, including:

•	an executive officer of TD;
•	a business head, department head, or regional office head;
•	Insider Threat Management and Investigations;
•	any of the other reporting channels identified in the Employee Complaint Resolution Process or other escalation process in our business or location; or
•	anonymously and confidentially using the Conduct and Ethics Reporting , either online via ethicspoint, or by telephone at 1-866-293-2365, 24 hours a day, and 7 days a week.

Additionally, Between Us, Employee Ombudsman Office is available to provide confidential, informal and impartial guidance on how to report a policy violation or any other work-related concern.

If we become aware of or suspect any violation by an executive officer (other than the General Counsel) or a Director, we must report our concerns to the General Counsel. Any suspected violation by the General Counsel must be reported to the Chief Executive Officer or the Enterprise Head of Human Resources. Directors must report violations to either the Board Chair or the General Counsel.

It must be noted that nothing in this section, the Code or any TD policy, prohibits, or is intended to prohibit, us from:

•	Exercising our lawful rights to communicate with or report violations of law or regulations to a regulator, recognized self-regulatory organization or law enforcement agency (collectively referred to in this section as a "government authority"); or
•	Cooperating with or participating in any investigation or proceeding conducted by a government authority.

If circumstances exist where reporting a matter internally would impede our ability to report the matter to or communicate with an appropriate government authority, then we are not obligated to report the matter internally.

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C.	Retaliation

As outlined in TD's Raising Conduct and Ethics Concerns Policy, TD prohibits retaliation or reprisal (also known as victimization in some jurisdictions) against employees, Directors, third party workers,  clients, vendors or members of the public under any of the following circumstances:

•	for fulfilling their obligation to report, in good faith, any possible violation of the Code to TD through any of its reporting channels;
•	for exercising their legal right to communicate a possible violation of the Code or applicable law to TD or a government authority; or
•	for cooperating with or participating in any investigation or proceeding conducted by TD or a government authority.

We all share a collective responsibility and as such, if an employee of TD in good faith suspects a violation of the Code, they are expected to promptly report the situation to TD, regardless of which business unit they work within or how they came to their suspicions.

D.  Failure to Comply

It is our responsibility to be familiar with and understand the provisions of this Code as well as other applicable TD policies, including those specifically identified in this Code. Failure of an employee to comply with the Code or any other applicable policy may result in disciplinary action, including formal written discipline and unpaid suspensions, up to and including termination of employment and may also impact performance ratings and other incentives. Directors of TD are also required to comply with the Code. Failure of a Director to comply with the Code will be dealt with in accordance with the policies and procedures of the Board.

E.   Annual Attestation

Subject to any exemptions approved by the Enterprise Head of Human Resources, all active employees and Directors are required as a condition of employment or their office, as the case may be, to complete an attestation and the required training on an annual basis stating that they have complied with the obligations set out in paragraph 7D) above. Inactive employees, including those on leaves of absence, are required to comply with the Code during their absence and will have previously attested to compliance with the Code.

F.   Waivers

In certain limited situations, TD may waive the application of sections of the Code. For employees (other than executive officers), any such waiver requires the express approval of the executive officer and the most senior Human Resources executive for the business responsible for that employee, as well as the Enterprise Head of Human Resources. For executive officers and Directors, any such waiver requires the express approval of the Audit Committee of the TD Bank Board. TD will publicly disclose any such waiver granted to an executive officer or Director, as required by applicable law.

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Other References

Expense Policy A copy of the Code can be found at td.com and TD’s intranet site applicable to your business or region.

For local or region-specific policies that may apply to you, please refer to your Employee Handbook or the TD intranet site applicable to your business or region.

For more information on:	Please read:
Accessibility	• TD Accessibility Policy [pdf]
Anti-Competitive Behaviour	• TD Bank Group Competition Law Compliance Policy [pdf]
Anti-Money Laundering or Anti-Terrorist Financing	• The Toronto-Dominion Bank Enterprise Anti-Money laundering and Anti-Terrorist Financing Policy [pdf]
Bribery and Corruption	• The Toronto-Dominion Bank Enterprise Anti-Bribery and Anti-Corruption Policy [pdf]
Conduct Risk Management	• TD Conduct Risk Management Policy [pdf] • TDGUS Ethics Program Governance Standards [pdf] • Guidelines for Conduct Risk Management [pdf]
Client/Employee Privacy	• Global Privacy Policy [pdf]
Data Classification	• Data Security Classification and Protection - Enterprise Protect Standard [pdf]
Disclosure of TD Information	• Disclosure Policy [pdf]
Employee Complaint Resolution Process (ECRP)	• Employee Complaint Resolution Process (ECRP)
Expenses	• Expense Policy
Fraud	• Enterprise Fraud Risk Management Policy [pdf]
Health & Safety	• Health & Safety Policy (North America) and Standard (Canada) [pdf] • Health & Safety Policy (North America) and Standard (Provincially Regulated Businesses) [pdf]
Information Barrier and Trading Windows	• TD Information Barriers Policy [pdf] • TD Trading Window Policy [pdf]
Insider Risk	• Enterprise Insider Risk Management Framework [pdf] • Insider Risk Management Policy [pdf] • Internal Control Policy [pdf]
Investigation Practices	• Investigations Practices Policy [pdf] • Investigations Practices Standard [pdf]

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For more information on:	Please read:
Legal; and Regulatory Compliance (including Financial Crime) Risk Management Framework	• Legal and Regulatory Compliance (Including Financial Crime) Risk Management Framework
Outside Business Activities	• Outside Business Activities [pdf]
Physical Security	• TDBG Physical Security Risk Management Policy [pdf] • TDBUSH Physical Security Risk Management Policy [pdf]
Protecting and Safeguarding TD Information	• Technology Risk Management and Cybersecurity Policy [pdf]
Raising Conduct and Ethics Concerns	• Raising Conduct and Ethics Concerns Policy • Raising Conduct and Ethics Concerns (Whistleblower) Procedures (Canada) • Procedures for Raising Conduct and Ethics Concerns (TDGUS)
Relationships in the Workplace	• Personal Relationships and Nepotism Standard
Respect Concerns – Harassment, Discrimination, Retaliation/Victimization	• Respectful Workplace Policy • Health & Safety Policy (North America) and Standard (Canada) [pdf]
Responsible AI Principles	• Enterprise AI Risk Policy
Sanctions	• The Toronto-Dominion Bank Enterprise Sanctions Policy [pdf]
Slavery and Human Trafficking	• TD Modern Slavery and Human Trafficking Report [pdf]
TD Brand	• TD Brand Corner
TD Culture	• TD Culture Standard [pdf] • TD Way
TDBG Enterprise Mandatory Vacation Standard	• TDBG Enterprise Mandatory Vacation Standard [pdf]
TD Social Media Policy	• TD Social Media Policy [pdf]
Use of Electronic Communications	• Electronic Communication Acceptable Use Policy [pdf]
Violence in the Workplace	• Health & Safety Policy (North America) and Standard (Canada) [pdf]

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Scenarios – Addendum

Scenario 1:

During the holiday season, a regular client visits the bank and hands you a gift card worth $10.00, telling you it is just a small token of their appreciation for the excellent service they have received throughout the year.

Are you allowed to accept this gift card since it is for a small amount and expressly given as a thank you by a regular client?

Response:

No, you cannot accept the gift card.  The amount of the gift card, why it is being given or who is giving it doesn't matter. As clearly stated in the Code, and the Anti-Bribery and Anti-Corruption Policy, employees are strictly prohibited from accepting cash or any other form of money (physical or electronic) or cash equivalent, including stored value cards, gift cards (physical or electronic) of any kind, gift certificates, gift vouchers, or coupons with a cash face value, at any time from clients or third parties doing business with TD, or from any person or entity in connection with a banking transaction.

Scenario 2:

Cindy, one of TD's traders, learns from a colleague in investment banking that Client XYZ is about to announce a major merger which will likely boost its stock price. Prior to the news becoming public, Cindy buys shares of XYZ in her personal account, expecting to profit once the deal is announced.

Has Cindy done anything wrong?

Response:

Yes, Cindy has done something wrong.  Using material non-public information (MNPI) to trade or to benefit others is considered insider trading, a form of market abuse, and is a breach of the law and TD policy.

Scenario 3:

A customer has decided to open a new account.

You quickly looked over the appropriate forms at the time you collected them from the customer but failed to notice one page was missing their signature.

You hesitate to call your customer to explain there is a missing signature, because you are embarrassed and do not want to inconvenience them.

What should you do?

Response:

You must call the customer, explain the situation and have them come in to provide the missing signature on the forms.

Not having all required documentation of customer consent would be contrary to legal requirements and TD policy.

Signing a customer’s name is considered falsification of bank records, which is grounds for termination of employment. Signing a customer's name may also be forgery, a criminal offence.

Scenario 4:

During a particularly busy lunch hour rush, a manager approaches Shari, a new Customer Experience Associate. The manager says that they have an important customer in their office who urgently needs a transaction processed.  In the interests of time, and to provide appropriate customer service to a good client, the manager asks if they can quickly process the transaction on Shari's terminal, under Shari's logon ID, and then provide the necessary override themselves. Shari has observed the manager using other colleagues' terminals in the past, presumably to complete similar transactions.

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What should Shari do?

Response:

Shari should tell her manager that she is responsible for all transactions processed under her logon ID, and as she has not completed the appropriate due diligence, she must decline the manager's request and ask that they process the transaction under their own logon ID.  If the manager pushes back, Shari must continue to refuse and should escalate her concerns regarding the interaction to her next level manager, an executive in the business, Human Resources, or another channel described in section 7B), Reporting Violations of the Code

You are responsible for all transactions processed under your logon ID.  All transactions posted under your logon ID must be reviewed for adherence to TD policy and physically posted by you.  If the transactions do not follow TD policy or are linked to suspicious activity, you may be subject to disciplinary action up to and including termination. All TD employees must hold each other accountable to our policies, procedures and the Code to avoid being placed in a compromising situation and exposing ourselves or our customers to risk.  This is true regardless of whether the request comes from a colleague or a manager.

What if:

When Shari refused to allow the transaction under her logon ID, her manager pushed back, and Shari was required to raise the matter to her next level manager.  Now, Shari's manager begins to treat her differently, leaving her out of group conversations and criticizing her in front of her colleagues?

Response:

If Shari believes she is being treated differently because of her refusal to allow her manager to process a transaction under Shari's credentials, this may constitute retaliation.  As outlined in TD's Raising Conduct and Ethics Concerns Policy, TD prohibits retaliation or reprisal against employees, Directors, third party workers, customers, vendors or members of the public for fulfilling your obligation to report, in good faith, any possible violation of the Code to TD through any of its reporting channels.  Shari should raise this concern to her next level manager, an executive in the business, Human Resources, or another channel described in section 7B), Reporting Violations of the Code.

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Code of Conduct and Ethics for Employees and Directors, TD Bank Group. © 2026 All rights reserved.
Reproduction of this work in whole or in part is prohibited.
This Code was approved by the Corporate Governance Committee of the Board of Directors of TD on December 2, 2025 and supersedes any previous printed or online versions.

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